UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                             (Amendment No. 6)*


                                  Aldila, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    014384200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Bryant Riley
                             11100 Santa Monica Blvd
                                    Suite 800
                              Los Angeles, CA 90025
                                 (310) 966-1444
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  March 7, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  014384200                 13D                      Page 2 of 5 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         SACC Partners LP; Riley Investment Management LLC; B. Riley & Co., Inc.; Bryant R. Riley

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

         WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    177,984
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    177,984
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         177,984
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         3.30%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


         PN, IA, BD, IN
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  014384200                 13D                      Page 3 of 5 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

Common Stock of Aldila, Inc.
13450 Stowe Drive
Poway, CA 92064

________________________________________________________________________________
Item 2.  Identity and Background.


         (a) SACC Partners LP (Delaware limited partnership) Riley Investment Management LLC (Delaware limited liability company)
                  B. Riley & Co., Inc. (Delaware corporation) Bryant R. Riley (individual residing in California)

         (b)      11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025

         (c) Mr. Riley owns all of the outstanding shares of B. Riley & Co., Inc. ("BRC"), an NASD member broker-dealer. Mr. Riley also manages and owns all of the outstanding membership interests of Riley Investment Management LLC ("RIM"), a California registered investment adviser. RIM is the investment adviser to and general partner of SACC Partners LP ("SACC"). Each entity is located at the address specified in
                  (b) above.

         (d)      None

         (e)      None

         (f)      United States

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         SACC's purchases were made with SACC partnership funds. BRC's purchases were made with BRC corporate funds. Mr. Riley received stock options in his role as director.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

         SACC and BRC acquired the issuer's shares for investment purposes. Mr. Riley has been elected to the issuer's Board of Directors.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         (a) SACC owns 177,984 shares of Aldila's common stock. Because RIM has sole voting and investment power over SACC's security holdings and Mr. Riley, in his role as the sole manager of RIM, controls RIM's voting and investment decisions, each of SACC, RIM and Mr. Riley may be deemed to have beneficial ownership of the 177,984 shares held by SACC, representing approximately 2.52% of Aldila's outstanding stock.

                  BRC owns 32,221 shares of Aldila's common stock. Because Mr. Riley has sole voting and investment power over BRC's security holdings, both BRC and Mr. Riley may be deemed to have beneficial ownership of the 32,221 shares of Aldila's common stock, representing approximately 0.60% of Aldila's outstanding stock.

                  Mr. Riley was awarded long-term options from Aldila in his role as director, totaling 9,952 options to purchase one share of Aldila common stock, representing approximately 0.18% of Aldila's outstanding stock

                  To summarize, Mr. Riley may be deemed to beneficially own a total of 177,984 shares of Aldila common stock (3.30%) through his relationships with SACC, RIM and BRC, as well as those shares and options owned directly by Mr. Riley.

         (b) With respect to all of the shares that are held by each of SACC and BRC, Mr. Riley has sole power to vote and dispose or direct the disposition of the shares.

         (c) Please see Exhibit A for transactions that have taken place since the most recently filed Schedule 13D.

         (d)      None

         (e)      January 30, 2006

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The relationships between Mr. Riley, SACC, RIM and BRC are described above under
Item 2(c) above. There is no written agreement among the reporting parties regarding the Aldila shares.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

There are no written agreements amongst the parties relating to the filing of this joint acquisition statement, nor are there any written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition of shares, (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any matter disclosed in Item 4, or (3) the transfer or voting of securities, finder's fees, joint ventures, options puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy.

________________________________________________________________________________

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2006


                                       SACC PARTNERS LP

                                       By: Riley Investment Management LLC,
                                           its General Partner

                                       By: /s/ Bryant R. Riley
                                           ------------------------------
                                       Bryant R. Riley, President


                                       RILEY INVESTMENT MANAGEMENT LLC

                                       By: /s/ Bryant R. Riley
                                           ------------------------------
                                           Bryant R. Riley, President


                                       B. RILEY & CO., INC. By:

                                       /s/ Bryant R. Riley
                                       ----------------------------------
                                       Bryant R. Riley, CEO


                                       By: /s/ Bryant R. Riley
                                       ----------------------------------
                                       Bryant R. Riley




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   Exhibit A

                    Transaction Code        Quantity    Trade Date      Price
                    ----------------        --------    ----------      ----
SACC          Sell                        (7,197)         1/10/2006   $27.2048

              Sell                        (18,752)        1/24/2006   $28.9800

              Sell                        (31,448)        1/26/2006   $29.9100

              Sell                        (2,300)         1/27/2006   $30.0037

              Sell                        (4,700)         1/30/2006   $30.0002

              Sell                        (4,000)         1/31/2006   $30.0450

              Sell                        (3,800)          2/1/2006   $30.0688

              Sell                        (10,000)        2/21/2006   $30.0173

              Sell                        (13,400)        2/21/2006   $30.0804



BRC           Sell                        (10,000)         3/7/2006   $31.7000

              Sell                        (15,600)        3/15/2006   $30.0453

              Sell                        (20,000)        3/16/2006   $30.1209